November 23, 2009

VIA EDGAR AND FACSIMILE

Mr. Stephen G. Krikorian
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Ebix, Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 Form 8-K filed August 28, 2009 File No. 000-15946

Dear Mr. Krikorian:

Ebix, Inc. (the “Company,” or “Ebix,” or “we”) submits this letter in response to the comments from the staff of the Securities and Exchange Commission (the “Staff”) received by letter dated October 28, 2009 with respect to certain items in the Company’s Form 10-K for the fiscal year ended December 31, 2008 and in the Company’s Form 8-K filed on August 28, 2009. This letter will respond to each of your comments in the order presented in your letter with the exact text of each comment reproduced below provided in bold text and the Company’s response immediately there under. A courtesy copy of this filing has been forwarded to Ms. Melissa Walsh via facsimile transmission at the number listed in your letter. The Company welcomes the opportunity to address any Staff questions with respect these responses, to its periodic disclosures, and/or its current matters filings.

Form 10-K for the Fiscal Year Ended December 31, 2008
Item 1.	Business
Products and Services, page 5

1.
You state that your revenues are derived from four separate product or service groups—specifically, carrier systems, exchanges, business process outsourcing, and broker systems. Please expand your discussion of how revenue is generated within each respective revenue stream.

Ebix’s revenue is generated through four main channels in which the Company conducts its operations – specifically: Exchanges, Carrier Systems, Business Process Outsourcing, and Broker Systems. The revenue streams for each of these channels are further described in the following four paragraphs.

Exchanges — Ebix operates data exchanges in the areas of life insurance, annuities, employee health benefits, and property and casualty (“P&C”) insurance. Each of these exchanges connects multiple entities within the insurance markets enabling the participant to seamlessly and efficiently carry and process data from one end to another.  Ebix’s life, annuity, and employee health benefit exchanges currently operate primarily in the United States while the P&C exchanges operate primarily in Australia and New Zealand. Exchange revenue is primarily derived from transaction fees charged for each data transaction processed on an Ebix exchange, with a transaction being defined as a data exchange between any two entities using an exchange. These exchanges have been designed to completely adhere to industry and regulatory data standards. Accordingly, insurance companies work with Ebix or third party vendors to interface an exchange with their back-end systems. Since each exchange is built based on industry standards, the system/exchange interfaces can be built by Ebix or any other third party vendor, at the client’s option. If the interfaces are built by Ebix revenue is derived in the form of professional services charged on time and materials basis.

Carrier Systems – Ebix’s exclusive focus in the area of carrier systems is on designing and deploying back-end end systems for P&C insurance companies. Ebix has two backend systems in this area, namely BRICS, which targets multinational P&C insurance companies, while the other, Infinity, is primarily a product for the P&C insurance companies operating in the United States. Revenue from these services is derived from two main sources – specifically license based revenues and time and material fees charged to customize these products to an insurance company’s specific functional requirements.

Broker Systems — Ebix’s exclusive focus in the area of broker systems is on designing and deploying back-end systems for P&C insurance brokers across the world. Ebix has three back-end systems in this area, namely – eGlobal, which targets multinational P&C insurance brokers; WinBeat, which targets P&C brokers in the Australian and New Zealand markets; and, EbixASP, which is a system for the P&C insurance brokers in the United States. Revenue from eGlobal is derived from two main sources – specifically license based revenues and time and material fees charged to customize the product to a broker’s specific functional requirements. Revenue from WinBeat is derived from monthly subscription fees charged to each P&C broker in Australia and New Zealand that has deployed the service. Revenue from EbixASP comes from monthly subscription fees charged to each P&C broker in the United States using the service.

Business Process Outsourcing (“BPO”) — Ebix’s primary focus in this channel pertains to the creation and tracking of certificates of insurance issued in the United States and Australian markets. Ebix provides a software-based service, known as CERTSNOW, which the Company markets to its P&C broker clients in the United States, to issue certificates of insurance that fully adhere to industry standards such as ACORD. Ebix derives transaction-based revenues for each certificate that is issued by the broker for their client’s using the Ebix service. Ebix also provides a service to track certificates of insurance for corporate clients in the United States and Australia that generates transactional based revenue based for each certificate tracked by the Company for its clients.

Competition, page 7

2.
In general, your disclosure does not identify the principal methods of competition you experience in each of your product/service businesses, nor does it provide your assessment of the positive and negative factors concerning your competitive position in each such business. You state that with respect to your exchange connectivity business, you compete with “different entities in different sectors.” Please provide a more meaningful discussion, with respect to each material product or service market, of the competitive conditions in each such business. Consider identifying major competitors in each product/service area and companies with whom you consider yourself to be in direct competition. On your website, you state that you maintain 85% market ownership in brokering system markets in Australia, 80% market ownership in brokering system markets in New Zealand, and India helps keep your costs in check while ensuring a timely and quality output. Please consider expanding your disclosure in this section to provide contextual information of this nature that will help investors better understand your competitive positions.

Ebix operates across the world in four main areas – exchanges, back-end systems for P&C brokers, back-end systems for P&C insurance carriers, and BPO services. Ebix is in a unique position of being the only company worldwide in insurance software markets that provides services in all four of these operational areas. This also means that in each of these areas Ebix has different competitors. In fact, in most of these areas Ebix has a different competitor in each country in which we operate. In the area of insurance data exchanges Ebix has a different competitor on each line of exchange in each country.

Further in support of Ebix’s competitive advantage is the fact that the Company has centralized worldwide software and system development operations in India through its multiple development centers in that country. Our India operations have been awarded Carnegie Mellon’s highest quality rating — the CMMi 5 rating in terms of quality standards. With its strong focus on quality, Ebix-India has consistently delivered on time for all customer needs across the world. India is rich in technical skills and the cost structures are significantly lower in India as compared to the United States. Ebix has continued to develop India as a learning center of excellence with a strong focus on hiring skilled professionals graduates having recently obtained their masters degrees in computer application and training them on insurance systems and software applications. This focus on building a knowledge base combined with the ability to hire more professional resources at the lower cost structures in India, has helped Ebix consistently ensure a strong focus on protecting knowledge as well as delivering projects on time and in a cost effective fashion.

A closer and more detailed examination of our competition in each of the areas in which the Company conduct business operation follows.

Exchanges: Ebix operates a number of exchanges and the competition for each of those exchanges varies within each of the regions that Ebix operates in.

•
Life Insurance Exchange – Ebix operates two life insurance exchanges in the United States -namely Winflex and LifeSpeed. Winflex is an exchange for pre-sale life insurance illustrations between brokers and carriers, while LifeSpeed is an order entry platform for life insurance. Both of these exchanges are presently deployed only in the United States with the Company having distinct plans to deploy them in other parts of the world.

Ebix has two main competitors in the life exchange area — namely Blue Frog and iPipeline. Ebix’s differentiates itself from its competitors by virtue of having an end-to-end solution offering in the market with its exchanges being interfaced with broker systems and CRM services such as Agency Works and E-Z Data. Ebix’s exchanges also have the largest aggregation of life insurance brokers and carriers transacting business in the United States.

•
Annuity Exchange – Ebix operates an annuity exchange in the United States — namely Annuitynet. This exchange is an order entry platform for annuity transactions between brokers, carriers, broker general agents (“BGA’s”), and other entities involved in annuity transactions. This exchange is presently deployed only in the United States with the Company having distinct plans to deploy it in other parts of the world, such as Latin America.

Ebix has one main competitor in the annuity exchange area — namely Blue Frog. Again, Ebix’s differentiates itself from its competitors by virtue of having an end-to-end solution offering in the market with its exchanges being interfaced with broker systems and CRM services such as Agency Works and E-Z Data. Ebix exchanges also benefit from transacting the largest amounts of premiums in annuity business on any single exchange in the United States.

•
Employee Benefits – Ebix currently provides employee benefit services through two of its platforms - namely Facts and LuminX. Collectively, these platforms service approximately nine million lives. These platforms are sold to health carriers and third party administrators. These platforms provide the full gamut of services such as employee enrollment, claims adjudication, accounting, and employee benefits administration accounting.

Ebix has a number of competitors of varying sizes in this area. Trizetto is currently the largest player in the market while there are other similar size competitors, such as ADAM, Benefit Mall, and Health Axis. This service is presently deployed in the United States with the Company already having started marketing it in other parts of the world such as Asia, the Middle East, Australia, New Zealand and the United Kingdom.

•
P&C Exchanges: Ebix operates two P&C exchanges in Australia and New Zealand. Both of these exchanges are targeted to the areas of personal and commercial lines, and facilitate the exchange of insurance data between brokers and insurance carriers. Ebix has distinct plans to deploy these exchanges in Asia, Europe and the United States.

There are presently no competitors in the P&C exchange area in Australia and New Zealand, however, competition may eventually evolve in these markets. Our competitive differentiation is by virtue of having an end-to-end solution offering in the market with its exchanges being interfaced with broker systems such as eGlobal, WinBeat and Lumley.

P&C Broker Systems: Ebix has a number of broker system offerings for P&C brokers world-wide; namely eGlobal, WinBeat and EbixASP. The competition for these broker systems varies within each of the regions that Ebix conducts this type of business.

eGlobal is sold across the world and has a customer base that currently spans six continents. The product is multilingual and multicurrency and available in a number of languages such as Chinese, Japanese, French, Portuguese, and Spanish. eGlobal is targeted to the medium and large P&C brokers around the world. eGlobal competition tends to be different in each country with no single competitor having a global offering. eGlobal tends to compete with home grown systems and regional players in each country. Its uniqueness comes from of the fact that the product is multilingual, multicurrency and yet still has a common code base around the world with features that are easily activated and deactivated.

WinBeat is a back-end broker system that is currently sold in Australia and New Zealand. It is targeted at small P&C brokers in these countries. The product at present is available only in English and can be deployed in a few hours with minimal training. WinBeat’s competition in Australia and New Zealand comes from local vendors such as Lumley and Sirius, a international vendor. Ebix plans to deploy WinBeat in a number of emerging insurance markets such as India and China.

Between eGlobal and WinBeat, Ebix broker systems customer base in Australia spans 834 of the 960 P&C brokers in Australia giving it in excess of 85% of the customer base in this country. Ebix broker systems customer base in New Zealand spans 1,500 of the 1,875 P&C brokers in New Zealand giving it 80% of the customer base in this county.

EbixASP is Ebix’s P&C broker systems offering for the US markets. The service is designed around the ACORD insurance standards used in the United States. EbixASP has three main competitors in the US – specifically Vertafore, Applied and XDimensional.

P&C Carrier Systems: Ebix has a two carrier system offerings for P&C carriers namely Infinity and BRICS.

Infinity is sold only in the United States and is designed primarily for this market. Infinity is targeted at small, medium and large P&C carriers in the United States that operate in the personal, commercial, and specialty line areas of insurance.

BRICS is designed for the international markets and is targeted at the small, medium and large P&C carriers in the United States and international markets that operate in the personal, commercial, and specialty line areas of insurance. BRICS is designed to be multicurrency and multilingual and is deployed in United Kingdom and the United States.

BRICS’s and Infinity’s competition comes from large companies, such as CSC, Guidewire, Rebus, PMSC, and specialty medical malpractice players like Delphi.

BPO Services: Ebix has a number of BPO services that it offers in the insurance markets, each of which are enabled by the Company’s proprietary software. Ebix’s BPO service offerings are mainly in the areas of insurance certificate issuance and insurance certificate tracking. Ebix’s BPO service offerings currently cater to seventy-five of the Fortune 500 companies in the United States. Furthermore, internationally Ebix has recently launched its BPO services in Australia and New Zealand. Ebix intends to eventually take this offering to many other parts of the world.

The Ebix’s BPO service offering in the insurance certificate issuance area has one main competitor in the United States, namely CSR 24. Due to the highly fragmented market, the EbixBPO service offering in the insurance certificate tracking area has a number of smaller competitors such as Datamonitor, CMS, and Exigis.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 29

3.
Your disclosure does not include a meaningful discussion of the substantial change in your short-term liquidity position and current ratio from the years ended December 31, 2007 to 2008. Specifically, we note that your balance sheet reflects a significant change in your short-term liquidity position and your ability to fund current liabilities from current assets. Please explain in more detail the underlying reasons for this shift in your balance sheet, whether this evidences a known trend, and your ability to fund current liabilities from current assets. Similarly, we note that your revolving line of credit with a major commercial banking institution was amended in 2007 and the line increased. Include in your discussion the financial debt covenants in quantitative terms, or tell us why you think that disclosure is not required.

The Company’s current ratio decreased to 0.47 at December 31, 2008 from 2.37 at December 31, 2007, and, correspondingly, our working capital position decreased from $34.39 million at December 31, 2007 to a deficit of $28.33 million at December 31, 2008. The deterioration in our short-term liquidity position was primarily the result of funds used to complete the acquisition of Telstra in January 2008, and draws from our revolving credit facility used to finance the ConfirmNet acquisition in November 2008. We believe that our increased revenue streams from our expanding operations will generate sustainable cash flows and enable the Company to continue to fund its current liabilities from current assets, including available cash balances for the foreseeable future.

The Company has a $25.0 million revolving line of credit facility with Bank of America Corporation. The line provides for a variable interest rate at LIBOR plus 1.3% and is secured by a first security interest in substantially all of the Company’s assets. At December 31, 2008, the balance on the line of credit was $24.9 million with an effective interest rate of 2.5%. The loan agreement contains financial covenants that require minimum annual net income of $1.0 million, a maximum senior debt to trailing twelve month EBITDA ratio of 2.50, and at least $7.5 million of current assets at the end of each quarter.

Item 8.	Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
Note 1: Description of Business and Summary of Significant Accounting Policies
Goodwill and Indefinite-Lived Intangible Assets, page 47

4.
We note that your intangible asset of $11,589 thousand as of December 31, 2008 related to customer/territorial relationships has an indefinite useful life. Explain how you determined that there were no factors that limited the useful life of this intangible asset. In this regard, tell us what consideration you gave to paragraph 11 of SFAS 142. As part of your response, please reconcile this indefinite-life conclusion to the assumptions involved in your determination of the fair value of this intangible in the purchase price allocation. For example, if your fair value involved a discounted cash flow model, tell us how you considered the period over which it was assumed that this intangible would contribute to your cash flows.

The $11.59 million indefinite-lived intangible asset balance at December 31, 2008 pertains to the P&C insurance carrier relationships in Australia acquired in the Telstra business acquisition completed in January 2008. These relationships exist with nine insurers for which Telstra had and Ebix has not lost any such insurance carrier customer in the last ten years. The underlying contracts are renewable at little or no cost, Ebix intends to continue to renew these contracts indefinitely, and we have the ability to do so. The technology used to support the underlying P&C insurance data exchange cannot feasibly be effectively replaced in the foreseeable future, and accordingly the cash flows forthcoming from the insurance carriers, are expected to continue indefinitely. With respect to the determination of the indefinite life, the Company considered the expected use of this intangible asset, historical experience in renewing or extending similar arrangements, and the effects of competition, and concluded that there were no indications from these factors to suggest that the expected useful life of these insurnace carrier relationships would be finite. There are no competitors to our P&C insurance data exchange in Australia. We concluded that no legal, regulatory, contractual, or competitive factors limited the useful life of this intangible asset and therefore considered it to be indefinite, and accordingly the Company expects the insurance carrier relationships to remain the same for the foreseeable future. The fair value of this indefinite-lived intangible asset was based on a discounted cash flow (“DCF”) model analysis through 2027. In that indefinite-lived does not imply an infinite life, but rather means that the subject insurance carrier customer relationships would extend beyond the foreseeable horizon, we extended the DCF analysis thru to 2027, as the valuation models utilized considers twenty years to be an indefinite time period.

Item 9A. Controls and Procedures
Disclosure Controls and Procedures, page 70

5.
In expressing your conclusion that your disclosure controls and procedures are effective, you state that you were able to collect, process, and disclose the information required, which does not precisely conform to the definition of disclosure controls and procedures set out in Rule 13a-15(e) of the Securities Exchange Act of 1934. Rule 13a-15(e) defines disclosure controls and procedures as those that are designed to ensure that information is “recorded, processed, summarized and reported” within the time periods specified. In your response letter, tell us whether the conclusions reached at the end of 2008 concerned disclosure controls and procedures as defined by the applicable regulation. In your future filings, either include the entire definition from Rule 13a-15(e), or state that your evaluation and conclusions concerned controls and procedures that are defined as those in Rule 13a-l5(e). Further, you state that your CEO and CFO based their evaluations “as of the end of such period,” without providing a specific date. In future filings, please clarify your disclosure and provide a specific date.

As of December 31, 2008 the Company’s Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective in ensuring that the requisite reported and filed information was accurately and properly recorded, processed, summarized and reported. In our future filings we will be certain to include the entire definition of disclosure controls and procedures as defined by Rule 13a-15(e) of the Securities Exchange Act of 1934 and the specific date as to the conclusion regarding the effectiveness of such controls and procedures.

Corporate Governance, page 73

6.
Please identify all committees of the board of directors and disclose the persons who serve on each. Consider whether presenting this information in footnotes to the table that lists your directors would provide a concise method of conveying that information with respect to the “positions and offices held” by all of your directors. See Item 401(a) of Regulation S-K.

The Company’s Board of Directors has six members, namely — Robin Raina, Pavan Bhalla, Hans Benz, Hans Ueli Keller, Neil Eckert, and Rolf Herter. Mr. Raina is chairman of the Board of Directors. The Company’s Board of Directors presently has three standing committees, which are the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee. The membership of our Audit Committee presently consists of Messrs. Bhalla, Keller, and Benz. Mr. Bhalla qualifies as an “audit committee financial expert” as defined under SEC rules promulgated under the Sarbanes-Oxley Act of 2002, and he is the chairman of the Audit Committee. The membership of the Compensation Committee currently consists of Messrs. Benz and Keller. Mr. Keller is the chairman of the Compensation Committee. The membership of the Corporate Governance and Nominating Committee currently consists of Messrs. Eckert and Herter. Mr. Eckert is the Chairman of the Corporate Governance and Nominating Committee. In applicable future filings, the Company will provide a concise table listing each director which will also specify the committees on which each serves.

Section 16(a) Beneficial Ownership Reporting Compliance, page 73

7.
For each applicable person who failed to timely file the reports required by Section 16(a), state the number of late reports per person and include the number of transactions per report. See Item 405(a)(2) of Regulation S-K. Please tell us whether these reports were filed and provide us the corresponding dates.

Directors Benz, Bhalla, Eckert, Herter and Keller each failed to timely file a Form 4 for the grant of 9,000 stock options to each on February 8, 2008. Each such Director also failed to timely file a Form 4 for the grant of 9,000 stock options to each on December 12, 2008. Form 4’s for these transactions have not been filed; however, the Company is in the process of having each Director file belated Form 4’s. The Company is putting procedures in place to ensure that all persons required to file Section 16(a) reports do so in a timely manner.

Item 11.	Executive Compensation
Major Compensation Components, page 74

8.
You state or imply that your compensation practices are consistent with your peer group and public companies of similar size. For example, you state that the difference in compensation between your CEO and other executives of your company is consistent with differences found in “insurance services peer group and the market for executive level personnel for public companies of similar sizes.” Elsewhere, you state that when determining bonuses for executives, you take into account your performance as compared to industry peers. Yet, you do not indicate how your compensation practices compared to your peers, how you used the peer and industry compensation information, nor identify the companies whose compensation practices you consulted. See Item 402(b)(xiv) of Regulation S-K. In your response letter, please identify the data used by your compensation committee, including survey components, component companies, and the elements of compensation.

The Compensation Committee of the Company’s board of directors (“Compensation Committee”) oversees and reviews the Company’s executive compensation practices and is responsible for ensuring that the compensation of the executive officers of the Company is aligned with and supports the Company’s growth objectives. The components of the Company’s executive compensation include base salaries, discretionary cash bonus incentive awards, long-term equity incentive compensation, and retirement benefits. In this context the Company’s Chief Executive Officer and Chief Financial Officer are referenced as “named executive officers” or “executive officers.”

Base salaries for our executive officers are established based on the scope of their responsibilities, prior relevant background, professional experience, and technical training. Also in this regard, the Compensation Committee takes into account competitive market compensation paid by the companies represented in the compensation data it reviews for similar positions, and the overall market demand for such executives. Although the Company considered the same factors in establishing the base salaries of each of its executive officers, due to the different levels of roles played by each executive, the base salaries are justifiably substantially different. The Compensation Committee determined that the Company’s shareholders’ interests are best served by retaining the Chief Executive Officer and Chief Financial Officer on a performance based package with no guaranteed bonus arrangements, while linking the bonus to growth in net income, diluted earnings per share, revenues, recurring revenue streams, and operating cash flows. Specifically, the Company’s Chief Executive Officer and Chief Financial Officer receives annual performance bonuses measured as a percentage of pretax income because the Compensation Committee believes that pretax net income is not only the hallmark of sound, profitable growth looked to by investors, but also generates the cash that fuels the Company’s internal product development and diversification initiatives. While the cash bonus formula for the executive officers focuses essentially on pretax net income, it also takes into account growth in top line revenue, strengthening of the Company’s cash reserves, growth in the Company’s recurring revenue streams, reduction in customer attrition rates, retention and strengthening of the senior management team, product and geographic diversification, and a strong internal control structure that ensure the highest level of integrity.

In 2008, the Compensation Committee compiled two distinct comparable groups to frame the Compensation Committee’s deliberations on prospective executive compensation for the Company’s executive officers. One group is a conventionally arranged comparator group that is comprised of a number of companies engaged in insurance and/or finance related activities in the United States market within a range of net revenue and market capitalization that is comparable to Ebix (the “Insurance & Finance Group”). In selecting this group of companies, the Committee focused on the Chief Executive Officer of these companies being either a Founder CEO or a CEO. However, only one such company matched the Company’s net income growth (measured either as one year increases or five year compound annual growth rates (“CAGR”)), five year total shareholder return including reinvestment of dividends (“TSR”), or other relevant measures.

Because of the extent of the difference between the Company’s growth and the performance of these comparable companies, the Compensation Committee believed it important to review the executive compensation practices at those companies that reflected the growth characteristics of Ebix as nearly as could be determined. Accordingly, the Compensation Committee also searched public filings for companies beyond just the insurance and finance industry with CAGR, TSR and annual revenues similar to the Company’s as well as those entities having had a Founder CEO who had led a high growth trajectory for these companies (the “Growth Group”). The Compensation Committee believes that the dual comparator groups approach is appropriate to accurately assess the performance and compensation of the Company’s executive officers. The Insurance and Finance Group provides valuable information for use by the Compensation Committee concerning companies in the same industry sector. The Growth Group provides valuable information for use by the Compensation Committee about how the Company compared with other companies with similar performance. Consideration was also given to the differences in size, scope, and complexity between the Company and the various members of the respective comparator groups. Such considerations comprise the judgmental factors that the Compensation Committee considers and are not based on a specific formula or tied to a comparator group. For the surveys of the comparable groups, the Compensation Committee considered peers to be companies, using data reported, that met the following criteria:

For the Insurance & Finance Group:

•	Market capitalization ranging from $36 million to $1.5 billion

•	A Chief Executive Officer that is either a Founder CEO or a CEO who is seen as a Founder CEO and/or has led a successful turnaround

For the Growth Group:

•	Annualized two year revenue growth between 20% and 88%

•	Market capitalization ranging between $100 million and $622 million

•	A Chief Executive Officer of these companies that is either a Founder CEO or a CEO who has successfully engineered a high growth trajectory.

The Compensation Committee determined that the following companies met the criteria for the Insurance & Finance Group:

•	Universal Insurance Holdings

•	Chase Corporation

•	Safety Insurance Group, Inc.

•	First Mercury Financial Corporation

•	Financial Federal Corporation

The Compensation Committee determined that the following companies met the criteria for the Growth Group:

•	DG Fastchannel

•	Integral Systems

•	Eagle Bulk Shipping

•	Willis Lease

•	Phase Forward

•	Ultimate Software Group

•	Universal Insurance Holdings

•	Netlogic Microsystems

•	American Science & Engineering

With respect to long-term compensation, all of the five comparable companies in the Insurance and Finance Group award time vested options and/or restricted stock from time to time as long-term incentives. The Compensation Committee, however, in consultation with the entire Board of Directors, determined that it would be preferable to give cash instead of options or meaningful numbers of restricted stock grants to the executives in order to restrict variable expenses and to limit dilution of Company stock. Accordingly, the executives have not been given any new options in 2008 and have been given modest restricted stock in 2008.

The Compensation Committee’s survey of the Insurance and Finance Group indicates that the compensation of the Ebix’s Chief Executive Officer was at or above the 15th percentile for the Insurance and Finance Group. The performance of Ebix, however, for the same period defined the 100% percentile for the Insurance and Finance Group in 1 year net growth, 1 year net margin, 1 year shareholder return, 5 year net income CAGR, 5 year revenue CAGR, and 5 year shareholder return. The Compensation Committee also noted that the Company’s net margin exceeded the net margin of each other member of the Insurance and Finance Group.

The Compensation Committee’s survey of the Growth Group indicates that total compensation of the Company’s Chief Executive Officer was slightly above the 20th percentile. The Compensation Committee’s report indicated that the Company was substantially above the 88th percentile in the measure of annualized revenue growth and substantially above the 100th percentile in the important measure of net margins, profitability, and earnings, with Ebix being the leader in all these categories. The Company’s performance was not exceeded by any member of the Growth Group except in the area of annualized growth where one company had marginally higher growth than Ebix.

Against these groups, the base salary of the Company’s Chief Executive Officer is above the 75th percentile mark. The Compensation Committee noted that the degree of difference between the Company’s base pay practices for its Chief Executive Officer and those of the officers of other companies in the comparable company groups surveyed is justified when considering the broader range of duties pertaining to Ebix’s Chief Executive Officer.

The Compensation Committee does not use a specific formula to calculate the number of stock options or restricted share awards to its executives nor does the Compensation Committee explicitly set potential future award levels. In determining the specific amounts to be granted to each executive, the Compensation Committee takes into account factors such as the executive’s position, his or her contribution to the Company’s performance, and the overall package of cash and equity compensation for the executive.

9.
Similarly, in future filings, please expand your discussion of the qualitative and quantitative performance factors that your compensation committee considers in awarding each component of compensation to your executives. Merely stating that the committee evaluates an executive’s individual performance in “specific qualitative areas” fails to provide investors with a meaningful understanding of your compensation practices.

The Staff’s comments herein are duly noted, and accordingly, in the Company’s future applicable fillings, it will include an expanded discussion of its Compensation Committee’s practices as they pertain to determining the components and levels of compensation for its executive officers. Such discussion will include the qualitative and quantitative factors and considerations enumerated in the Company’s response to the Staff’s comment immediately above.

Item 15.	Exhibits, Financial Statement Schedules, page 87

10.
We note that during 2008, you recognized $783 thousand as services revenue from Brit Insurance Holdings PLC, a 10% beneficial owner. Please tell us whether the project consulting and custom programming services were pursuant to a written agreement. If so, please file the agreement as an exhibit to your future filings. Refer to Item 601(b)(10)(ii)(A). Also, please provide a materially complete description of this transaction, including how the service fees were determined and the company’s views concerning how the payment received compared to the terms of a transaction with an unrelated party.

As per the beneficial ownership table included on page 84 under Item 12 in our 2008 Annual Report filed on Form 10-K, Brit Insurance Holdings PLC (“Brit”) owned 785,089 shares or 7.79% of our outstanding common stock. Furthermore during 2008 Brit had no direct or indirect representation on the Company’s board of directors. Therefore, Brit is not considered a related party in accordance with SFAS No. 57 “Related Party Transactions.” Revenue derived from Brit and its affiliates during 2008 was pursuant to a written agreement and primarily pertained to the fulfillment of Brit’s new customization requests pertaining to our BRICS platform and related software development services. The relevant transactions carried out on with Brit were on an arms-length basis consummated on terms substantially equivalent in all material respects to terms for other similar customers. The $783 thousand of revenue recognized from Brit and its affiliates during 2008 only represented 1.05% of the Company’s total reported revenues for the year.

Form 8-K filed August 28, 2009
Item 2.03	Creation of Direct Financial Obligations

11.
We note that you issued three convertible promissory notes that may be converted into either shares of common stock or cash, at your discretion. Provide us with a summary of the accounting treatment for these convertible notes and tell us how you considered FASB Staff Position No. APB 14-1.

During August 2009 the Company issued three convertible promissory notes raising a total of $25.0 million. Specifically, on August 26, 2009 the Company entered into two Convertible Note Purchase Agreements with Whitebox and IAM Mini-Fund 14 Limited, a fund managed by Whitebox, in the original amounts of $19,000,000 and $1,000,000, respectively, which amounts are potentially convertible in shares of common stock at a conversion price of $48.00 per share. The notes have a 0.0% interest rate, no warrants were issued with in connection with these financing arrangements, and the notes are payable in full at their maturity date of August 26, 2011. Also, on August 25, 2009 the Company entered into a Convertible Note Purchase Agreement with the Rennes Foundation in an original amount of $5,000,000, which amount is potentially convertible in shares of common stock at a conversion price of $50.00 per share. The note has a 0.0% interest rate, no warrants were issued in connection with this financing arrangement, and the note is payable in full at its maturity date of August 25, 2011. In accordance with the terms of each of these convertible notes, as recently clarified and understood between the Company and each of the holders, upon a conversion election by the holder, the Company must satisfy the related original principal balance in cash and may satisfy the conversion spread (that being the excess of the conversion value over the related original principal component) in either cash or stock at option of the Company.

The Company is accounting for these convertible promissory notes in accordance with FASB Staff Position No. APB 14-1 issued in May 2008, which guidance applies to the accounting for convertible debt instruments that may be partially or wholly settled in cash upon conversion. Accordingly, the Company bifurcated the liability and equity components of these convertible debt instruments using our nonconvertible debt borrowing rate for similar debt instruments that do not have a conversion feature and associated equity component, which rate was determined to be 1.75% at August 2009. Furthermore, the application of this accounting guidance resulted in the Company recording $24.15 million as the carrying amount of the debt component, and $852 thousand as debt discount and the carrying amount for the equity component. The resulting discount is being amortized to interest expense over the two year term of the convertible notes. At September 30, 2009, the carrying value of the convertible notes was $24.19 million and the unamortized debt discount was $811 thousand. We recognized non-cash interest expense of $41 thousand during the third quarter of 2009 related to the amortization of the discount on the liability component. Since for federal income tax purposes the issuance of the convertible notes is considered to be an issuance of debt with an original issue discount in which the amortization of this discount in future periods is not deductible for tax purposes, the Company recorded an adjustment of $318 thousand to increase its deferred tax liabilities and a corresponding reduction of the related equity component. Because the principal amount of the convertible notes must be settled in cash upon conversion, the convertible notes will impact diluted earnings per share when the average price of our common stock exceeds the conversion price, and then only with regard to the potential incremental shares associated with satisfying the conversion spread. We will include the effect of such additional shares that may be issued from conversion in our diluted net income per share calculation using the treasury stock method.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments related this filing, please contact the undersigned at (678) 281-2031 or Robert Kerris, Chief Financial Officer at (678) 281-2028.

Very truly yours,

/s/ Robin Raina
Chairman of the Board, President and
Chief Executive Officer

Cc: Robert F. Kerris